Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123869

PROSPECTUS SUPPLEMENT

TUT SYSTEMS, INC.

2,850,997 Shares of Common Stock Issuable In Connection with the

Acquisition of Copper Mountain Networks, Inc.

This Prospectus Supplement supplements and amends the proxy statement/prospectus dated April 26, 2005 contained in our registration statement on Form S-4/A filed the same date (the “Proxy Statement/Prospectus”), and relates to the issuance of up to 2,850,997 shares of our common stock.

On May 20, 2005, we filed with the U.S. Securities and Exchange Commission a Current Report on Form 8-K regarding the termination of our proposed acquisition of CoSine Communications, Inc. The information in this Prospectus Supplement supplements and supersedes, in part, the information contained in the Proxy Statement/Prospectus.

This Prospectus Supplement should be read in conjunction with the Proxy Statement/Prospectus, and delivered with the Proxy Statement/Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Proxy Statement/Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Proxy Statement/Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Proxy Statement/Prospectus.

Investing in our common stock involves a high degree of risk. We urge you to review the “Risk Factors” beginning on page 12 of the Proxy Statement/Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES

OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE

PROXY STATEMENT/PROSPECTUS.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 25, 2005.

On May 16, 2005, we received formal notice from CoSine Communications, Inc., a Delaware corporation (“CoSine”) terminating the Agreement and Plan of Merger, dated as of January 7, 2005, as amended, (the “CoSine Merger Agreement”) by and among Tut Systems, Cadillac Merger Sub, Inc. (“Merger Sub”) and CoSine pursuant to which CoSine was to be merged with and into Merger Sub with Merger Sub being the surviving entity (the “CoSine Merger”). Pursuant to the CoSine Merger Agreement, either party could elect to terminate the merger agreement if the transaction had not closed by May 15, 2005.

The CoSine Merger was expected to result in net cash to us of approximately $22.75 million. We had proposed to acquire CoSine primarily to provide additional financial resources, and we did not expect significant revenue from CoSine’s remaining lines of business. (The foregoing description of the CoSine Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the CoSine Merger Agreement, which is filed as Exhibit 2.1 to our registration statement on Form S-4 filed with the Securities and Exchange Commission on February 15, 2005.)

As a result of the termination of the CoSine Merger, when considering the proposed merger between Tut Systems and Copper Mountain, stockholders of Copper Mountain should disregard the discussion in the Proxy Statement/Prospectus of the proposed CoSine Merger, as such discussion is no longer applicable and no longer relevant. In particular, Copper Mountain stockholders should disregard the discussion of the potential impact of the CoSine Merger included under the caption “Liquidity and Capital Resources,” in the section labeled “Tut Systems’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Copper Mountain stockholder should also disregard the information relating to CoSine presented in the Unaudited Pro Forma Condensed Combined Financial Statements, and in the Consolidated Financial Statements of CoSine Communications, Inc., which are included in the Proxy Statement/Prospectus.

As previously disclosed in the Proxy Statement/Prospectus, the proposed merger between Tut Systems and Copper Mountain was not conditioned or dependent upon the CoSine Merger.

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